Exhibit XXIV

EIB Capital and Governance Update

In preparation for a withdrawal of the United Kingdom from the EU, which will result in the termination of its membership of the European Investment Bank (“EIB”), the EIB’s Board of Directors proposed a number of measures to the EIB’s Board of Governors. Some of these measures will require an amendment to the EIB Statute.

With respect to the EIB’s subscribed capital, the Board of Directors proposed to the Board of Governors to replace the UK capital share by a pro-rata capital increase of the remaining EU Member States. The paid-in part of that capital increase will be financed out of the EIB’s reserves. This capital increase would be effective as of the withdrawal of the United Kingdom from the EU, which is expected to take place in March 2019. In addition, the Board of Directors proposed to the Board of Governors to further increase the capital subscribed by Poland and Romania by EUR 5,386,000,000 and EUR 125,452,381, respectively. The Board of Governors’ decision on all the foregoing proposals is pending.

The Board of Directors also proposed to the Board of Governors to approve several amendments to the EIB Statute. These amendments include the removal of references to the United Kingdom in the EIB Statute, reflecting the termination of UK membership of the EIB. In addition, several changes to governance provisions were proposed, including an increase of the number of alternate members of the Board of Directors and the introduction of qualified majority voting with respect to certain governance matters. If approved by the Board of Governors, the proposed amendments would need to be approved by the Council of the European Union, after consultation with the European Commission and the European Parliament, which may take place in the course of 2019.